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                          January 5, 2024

       Eli Kay
       Chief Financial Officer
       Unique Logistics International, Inc.
       154-09 146th Ave.
       Jamaica, NY 11434

                                                        Re: Unique Logistics
International, Inc.
                                                            Form 10-K for
Fiscal Year Ended May 31, 2023
                                                            Response dated
December 7, 2023
                                                            File No. 000-50612

       Dear Eli Kay:

              We have reviewed your December 7, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 9, 2023 letter.

       Form 10-K for Fiscal Year Ended May 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 32

   1. We note from your response to prior comment 5 that the amount of revenue of the ULHK
                                                        Entities since the
acquisition date included in Unique Logistics    consolidated income
                                                        statement was $14.6
million. However, in the Appendix to Response Letter on page 10, we note you disclose
revenues of $10.1 million from the ULHK Entities acquired on
                                                        February 21, 2023.
Please explain and revise to include consistent disclosures.
 Eli Kay
FirstName  LastNameEli  Kay Inc.
Unique Logistics International,
Comapany
January    NameUnique Logistics International, Inc.
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
Financial Statements
Notes to Consolidated Financial Statements
May 31, 2023
2. Acquisitions and Equity Method Investments, page F-16

2.       We understand that Unique Logistics Holdings Limited (   ULHK   ) is
an affiliate of
         Unique Logistics International, Inc. (   Unique Logistics   ).It
appears that Unique Logistics
         and ULHK entities are under common control. Please tell us, and provide a detailed analysis, to support how you evaluated and concluded that Unique
Logistics    February 21,
         2023 acquisition of the share capital in the eight entities held by ULHK should not be accounted for as a transaction between entities under common control, as contemplated by
         ASC 805-50, and that the transactions should instead be accounted for as business combination by applying the acquisition method.
3. We note from your response to prior comment 4 that you believe you obtained control of
         Unique-Vietnam and Unique-Taiwan in the February 21, 2023, acquisition. However, we note that you have not yet closed on the Unique-Vietnam transaction and that you did not close on the Unique-Taiwan acquisition until October 31, 2023. We further note from
         your response that    ownership in Unique-Vietnam and Unique-Taiwan
will officially
         transfer to the acquirer, that is, Unique Logistics, from ULHK following approval of the
         transfer by the applicable government authority.    Since the
acquisition of these two
         entities require regulatory approval, it appears that control transfers only when such approval is obtained. Therefore, it does not appear appropriate to account for the acquisition of these two entities on February 21, 2023, since you did not obtain ownership of either of these entities on that date. Please revise your accounting and related disclosures or provide us with a detailed explanation, with reference to specific accounting literature, that to supports your accounting conclusion.
4. We note the information provided in response to prior comment 5. Please revise to include this information within note 2 to comply with the disclosure requirements of ASC 805-10-
         50-2(d) and ASC 805-10-50-2(h)(1). In addition, review the disclosure for discrepancy regarding which consolidation models were applied. To this end, you indicate application of two primary consolidation models. However, you also state that
We determined that
         the Company obtained control of all the ULHK Entities treated as consolidated subsidiaries by paying for the Purchased Shares in such ULHK Entities in cash and via the issuance of promissory notes to ULHK on February 21, 2023, the closing date of the
         ULHK Entities Acquisition, in accordance with the SPA under the voting interest
         model.    Please clarify and revise the disclosures as appropriate.

5.       Please address the following regarding your response to prior comment
6:
             We note the audit reports on the financial statements of the ULHK entities issued by your independent accountants indicate that the audits were not conducted in accordance with US GAAS or PCAOB Standards. Please obtain and file revised audit
 Eli Kay
Unique Logistics International, Inc.
January 5, 2024
Page 3
              reports and financial statements of ULHK entities that have been audited in accordance with US GAAS or PCAOB standards. Refer to Rule 1-02 and 2-02 of
              Regulation S-X.
                Provide reconciliations to US GAAP for any financial statements of ULHK entities not prepared in accordance with US GAAP or IFRS as issued by the IASB. Refer to
              Rule 3-05(c) of Regulation S-X.
                Please amend your Form 8-K to include the revised financial statements of ULHK entities acquired including interim financial statements for the required periods to comply with Rule 8-04 of Regulation S-X.

       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameEli Kay                                     Sincerely,
Comapany NameUnique Logistics International, Inc.
                                                              Division of
Corporation Finance
January 5, 2024 Page 3                                        Office of Energy
& Transportation
FirstName LastName